EXHIBIT 99.1

Fury Mobilizes Second Drill to the Percival Prospect and

Announces Senior Management Change

VANCOUVER, Canada - May 31, 2023 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") announces that a second drill has been mobilized to its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The second drill will follow up on the 2022 successes at the Percival Prospect. Drilling will consist of approximately 5,000 metres (“m”) seeking to further extend the high-grade gold mineralization to the west and down dip, as well as testing some of the fourteen top priority targets along the Percival Trend (Figures 1 and 2). The Company also announces that Dr Lynsey Sherry, Fury’s Chief Financial Officer (“CFO”), has given notice that effective June 23, 2023, she will be pursuing other professional opportunities; Mr. Phil Van Staden, currently Fury’s Corporate Controller, will be appointed Interim CFO.

“We are excited to be headed back to the Percival Prospect, a target that has been very important to Fury as it shows significant room for expansion at the Eau Claire project. In addition, we are looking forward to results coming in from the Hinge Target at the Eau Claire resource which are expected in the coming weeks and months,” commented Tim Clark, CEO of Fury. “On behalf of the Fury team, I would like to thank Lynsey for her valuable contributions over the last few years and wish her well in her future endeavours. Our newly appointed Interim CFO, Phil, brings diverse international accounting experience from working in several industries, and we look forward to supporting his continued growth within the Company.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Percival Prospect Long Section

Extension of High-Grade Gold Down Plunge

- Testing a further 150m strike
- Focused on down plunge and western extensions
- 5,000m planned

Looking North

Eau Claire
Snake Lake
Serendipity
Percival
ER18-823[2]
6.26 g/t Au over 9.0m
ER19-830[2]
7.13 g/t Au over 8.5m
22KP-008[1]
8.05 g/t Au over 13.5m
incl. 25.80 g/t Au over 3.0m
East
West
22KP-005[1]
4.38 g/t Au over 7.5m
incl. 8.74 g/t Au over 3.0m
5.51 g/t Au over 3.0m
incl. 9.23 g/t Au over 1.5m
22KP-006[1]
2.73 g/t Au over 9.5m
incl. 8.57 g/t Au over 1.5m
Legend
2023 Planned Drill Hole
Drill Intercept/
Gold Interpolant
Au (g/t)
10
5
2.5
1
0.5
150 m

1. Main Intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m ; Sub-Intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m
2. Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m

Figure 1: Percival long section depicting the locations of the proposed 2023 drill holes in relation to the 2022 and historical drill intercepts.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Anomalies Identified Along Percival Trend

Untested Geochemical Targets Across 6km

FURY

- 14 biogeochemical anomalies remain untested along the Percival trend
- Matching geophysical, geochemical and structural signatures of Eau Claire and Percival
- Within a mile of the Cannard Deformation Zone

Plan View
6km of Percival Trend
22KP-005[3]
4.38 g/t Au over 7.5m
incl. 8.74 g/t Au over 3.0m
5.51 g/t Au over 3.0m
incl. 9.23 g/t Au over 1.5m
ER18-823[2]
6.26 g/t Au over 9.0m
22KP-008[3]
8.05 g/t Au over 13.5m
incl. 25.80 g/t Au over 3.0m
ER19-845[1]
8.47 g/t Au over 2.0m
22KP-006[3]
2.73 g/t Au over 9.5m
incl. 8.57 g/t Au over 1.5m
ER18-830[2]
7.13 g/t Au over 8.5m
Cannard Deformation Zone
N
500m
Eau Claire
Snake Lake
Serendipity
6 km
Percival
Legend
Biogeochemical Outline / Induced Polarization Survey
2023 Priority Targets
Tested Biochemical Anomaly
Biogeochemical Anomalies
Geology
Felsic Intrusive
Felsic Volcanic
Sediment/Epiclastic
Iron Formation
Mafic Volcanic

1. Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m
2. Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m
3. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Figure 2: Plan view of the Percival Trend showing the prioritized biogeochemical anomalies in relation to 2022 and historical drill intercepts.

Percival Prospect

The Percival Prospect is situated 14 kilometres (“km”) east of the Eau Claire Deposit along the Cannard Deformation Zone which is one of the primary controls on gold mineralization within the region. The Percival gold mineralization is currently represented by a 500m by 100m footprint with high-grade gold being defined to 300m below surface hosted within folded sulphidized and silicified breccia bodies. The 2022 drilling targeted the newly recognized fold hinge geometry resulting in a significant expansion to the gold mineralized footprint with intercepts of 13.5m of 8.05 g/t gold (Au), (including 3.00m of 25.8 g/t Au) in drill hole 22KP-008 from and 85m down plunge step out and 7.5m of 4.38 g/t Au, (including 3m of 8.7 g/t Au, and 3m of 5.5 g/t Au) in drill hole 22KP-005 a 150m down dip step out (see News Release dated December 21, 2022). Fury’s technical team is currently advancing and prioritizing targets from the fourteen biogeochemical targets where similarities in geology, geochemistry, structure and geophysical signatures with Percival are being observed. The goal is to advance several of these targets to the drill ready stage for possible testing later in 2023.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

“The success of the 2022 Percival drill campaign has opened up the entire eastern portion of the Eau Claire property for a significant discovery. Our team is excited to be heading back out to Percival with a drill rig, taking the newly developed targeting matrix, and applying it to the entire 6km long Percival Trend,” stated Bryan Atkinson, SVP Exploration at Fury.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022, and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only be meaningful as of the date made.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com